Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	Email: djs@slgseclaw.com
San Diego, California 92101	Web: www.slgseclaw.com

September 25, 2014

David Link
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:          Blackcraft Cult, Inc.
Amendment No. 3 to Current Report on Form 8-K
Filed September 8, 2014
File No. 000-54898

Dear Mr. Link,

This correspondence is in response to your letter dated September 19, 2014 in reference to our filing of the Amendment No. 3 to Current Report on Form 8-K filed on September 8, 2014 on behalf of Blackcraft Cult, Inc. (the “Company”), your file number 000-54898.

We have keyed our responses to your comment items in their original numeric order.

Form 8-K/A filed September 9, 2014

General Business Development, page 4

1. Please disclose the substance of your response to comment 1 of our August 11, 2014 letter.

Response:  The Company disclosed the substance of its response to comment 1 of the August 11, 2014 letter in the General Business Development section of the amended Form 8-K (Amendment No. 4).

Promoters and Certain Control Persons, page 31

2. Please provide the disclosure required by Item 404(c) of Regulation S-K for Steven Subick or tell us where you have provided such disclosure.

Response:  The disclosure required by Item 404(c) of Regulation S-K for Steven Subick is disclosed in the Transactions with Related Persons section (located above the Promoters and Certain Control Persons section).

Blackcraft Cult, Inc.
September 25, 2014

Form 10-Q for the Quarterly Period Ended June 30, 2014

Financial Statements, page 3

3. Please clarify our understanding of prior comment 10. The nature of the reverse recapitalization adjustments and the adjustment made in connection with the end of your nontaxable status could leave you with a negative balance in additional paid-in capital. We do not believe you should transfer this balance to retained earnings because it reverses in part the adjustments made as described above. Please revise as necessary.

Response:  See revised financial statements in amendment #1 to Form 10-Q 6/30/14.

4. In view of the significant changes in equity that occurred as a result of the reverse recapitalization, please provide a statement of stockholders’ equity for the interim period or disclose the activity in the equity accounts during the interim period in a note to the financial statements. Although you provided this statement in the March 31, 2014 Form 10-Q, there are certain recapitalization adjustments that do not appear to have been reflected in that statement so it is required again. Please revise.

Response:  See revised financial statements in amendment #1 to Form 10-Q 6/30/14.

Balance Sheets, page 3

5. Since the retained earnings balance as of December 31, 2013 consists of the accumulated earnings of a nontaxable entity, please revise to reclassify this entire balance to additional paid-in capital and also ensure this adjustment is included in the statement of stockholders’ equity.

Response:  See revised financial statement in amendment #1 to Form 10-Q 6/30/14.

In connection with the response to your comments, Blackcraft Cult, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP